Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, November 14th ,2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements and our Management Report as of September 30st , 2005.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente General Adjunto

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de septiembre del 2005. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactarse con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL TERCER TRIMESTRE DEL AÑO 2005

(Lima, Perú, 14 de noviembre del 2005).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del tercer trimestre del 2005.

Las ventas al 30-09-05 ascendieron a S/. 811.1 millones, en comparación con S/. 714.7 millones del mismo periodo del año anterior, un incremento de 13.5%.

La utilidad neta al 30-09-05 ascendió S/ 18.6 millones en comparación con S/. 23.2 millones del mismo período del año anterior, una disminución de 20.0%, debido a que en el período enero a septiembre 2005 se registró una pérdida por diferencia de cambio por S/. 4.3 millones mientras que en el mismo período del 2004 se contabilizó un ingreso por REI de S/.16.7 millones. Como se puede observar en el anexo 1, la utilidad del período enero a septiembre del 2005, antes de diferencia de cambio y/o REI, asciende a S/. 39.9 millones en comparación con S/. 23.7 millones del mismo período del año anterior, un incremento de 68.5%, generado en su mayor parte en el 3T 2005, gracias a un aumento de las ventas y de los márgenes brutos porcentuales así como a las medidas para reducir los gastos de operación, que empezaron a implementarse a partir del mes de julio.

A partir del 1° de enero del presente año, el ajuste integral de los estados financieros por inflación ha sido suspendido por disposición del Concejo Normativo de Contabilidad, razón por la cual durante el periodo enero a septiembre 2005 no se ha registrado Resultado por Exposición a la Inflación (REI).

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al tercer trimestre del 2005 y 2004. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

Ferreyros S.A.A. Ferreyros S.A.A.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del tercer trimestre del 2005 ascendieron a S/. 302.7 millones, en comparación con S/. 204.1 millones del mismo período del año anterior, un incremento de 48.3 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 119.0% a las del tercer trimestre del año anterior (S/. 124.9 millones en el 3T 2005; 57.1 millones en el 3T 2004), lo cual se explica por lo siguiente:

- Incremento de 254.4% en la venta de equipos Caterpillar (S/. 103.3 millones en el 3T 2005; S/: 29.1 millones en el 3T 2004), sustentado en importantes ventas de camiones mineros Caterpillar a clientes de la gran minería y a la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de los diferentes sectores económicos.
- Disminución de 15.9% en la venta de equipos agrícolas (S/.7.3 millones en el 3T 2005; S/. 8.7 millones en el 3T 2004), ocasionada por menores ventas de equipos de una subsidiaria a clientes de la región de la selva dedicados a la producción de arroz. La demanda de equipos agrícolas por parte de dichos clientes se redujo significativamente en el 3T 2005 como consecuencia de una disminución importante en el precio del arroz.
- Crecimiento de 35.9% en las ventas de la línea automotriz (S/. 7.3 millones en el 3T 2005, S/. 5.4 millones en el 3T 2004) debido a un aumento en la demanda de vehículos pesados, generada por la renovación del parque automotor.
- Disminución de 49.5% en las ventas de unidades usadas (S/. 6.9 millones en el 3T 2005, S/. 13.7 millones en el 3T 2004), debido a que ventas ya cerradas por S/. 5.7 millones no pudieron ser facturadas por encontrarse los equipos en proceso de reparación en los talleres de la compañía así como a algunos atrasos en las adquisiciones de unidades por parte de empresas constructoras, situación que se regularizará en los próximos meses, cuando culminen las licitaciones para la construcción de carreteras.

De otro lado, en el tercer trimestre del 2005, las ventas de repuestos y servicios fueron superiores en 25.3% a las del mismo período del año anterior (S/.155.7 millones en el 3T 2005; S/.124.3 millones en el 3T 2004), debido a que, desde inicios del mes de julio, las empresas de la gran minería han aumentado significativamente el número de componentes enviados para su reparación en los talleres de la Compañía.

Por su parte, los ingresos por alquiler de equipos del 3T 2005 mostraron una disminución de 16.0% en comparación con los registrados en el mismo periodo del año anterior (S/. 4.8 millones el 3T 2005; S/. 5.7 millones en el 3T 2004). Esta reducción en las ventas del 3T 2005 se debe a que la Compañía alquiló a

lo largo del 2004 una flota importante de equipos a una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. Tanto la ejecución de los trabajos como el alquiler de los equipos terminaron en diciembre del 2004. Las unidades sobrantes de la flota de alquiler han sido transferidas para su venta al inventario de equipos usados.

Las ventas de subsidiarias tuvieron un incremento no significativo por S/. 0.2 millones (S/. 17.1 millones en el 3T 2005; S/. 16.9 millones en el 3T 2004).

UTILIDAD EN VENTAS.- La utilidad en ventas del tercer trimestre del 2005 ascendió a S/. 70.9 millones, en comparación con S/. 46.4 millones del mismo período del año anterior, una incremento de 52.7%, originado principalmente por el aumento en las ventas de equipos Caterpillar así como por la mayor venta de repuestos y servicios. En términos porcentuales el margen bruto del 3T 2005 es superior al del mismo período del año anterior (3T 2005, 23.4%; 3T 2004, 22.7%) debido a una mejora en los márgenes brutos de la mayoría de las líneas de venta.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el tercer trimestre del 2005 a S/. 42.9 millones en comparación con S/. 37.8 millones del mismo período del año anterior, un incremento de 13.6 %. Este incremento es el resultado neto de las siguientes variaciones:

- Aumento de los gastos variables por mayores ventas del período.
- Disminución de la provisión para cobranza dudosa. Hasta el 31 de diciembre del 2004 la compañía registró provisiones importantes para cuentas de clientes que se encontraban en Indecopi. Gracias a una mejora en la calidad de la cartera, en los primeros tres trimestres del del 2005 se ha registrado una provisión para cobranza dudosa bastante menor que la del mismo período del año anterior.
- Incremento de gastos incurridos para mejorar los procesos técnicos y administrativos de la Compañía.

INGRESOS FINANCIEROS.- Los ingresos financieros del tercer trimestre del 2005 ascendieron a S/. 7.3 millones en comparación con S/. 4.0 millones del mismo período del año anterior, un incremento de 81.0%, producido básicamente por: i) mayores descuentos obtenidos por pronto pago de obligaciones con proveedores del exterior; ii) mayores intereses de ventas a plazo devengados en el período; y iii) aumento de intereses moratorios y de refinanciación de cuentas por cobrar a clientes.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 9.0 millones en el tercer trimestre del 2005 en comparación con S/.7.7 millones del mismo período del año anterior, un aumento de 15.8%, debido a: un aumento de los pasivos por S/ 55.6 millones (el pasivo promedio en el tercer trimestre del 2005 fue de S/. 486.9 millones, en comparación con S/ 431.2 millones del mismo período del año anterior) y a un incremento de las tasas de interés en el mercado internacional, lo cual ha aumentado el gasto financiero de algunas obligaciones de la Compañía con vencimiento a corto plazo.

Ferreyros S.A.A.

OTROS INGRESOS (EGRESOS).-- En el tercer trimestre del 2005, en este rubro se registró un egreso neto de S/. 3.6 millones en comparación con un egreso neto de S/. 1.4 millones del mismo período del año anterior. En el 3T 2005, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.7 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 2.0 millones por provisión para desvalorización de activo fijo, iii) un ingreso neto de S/. 1.0 por resoluciones de contratos; y iii) otros ingresos netos por S/. 1.1 millones. Por otra parte en el tercer trimestre del 2004, se registró en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 2.8 millones por provisión para desvalorización de existencias, y ii) un ingreso neto de S/. 2.0 millones por resoluciones de contrato; y iii) un egreso neto por S/. 0.6 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).-- Por Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad ha suspendido a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Por tal razón, el REI del 3T 2005 incluye solamente pérdida en cambio por S/. 6.9 millones, mientras que el REI del 3T 2004 por S/. 8.6 millones incluye: utilidad en cambio por S/. 9.3 millones, utilidad por ajuste por inflación del estado de ganancias y pérdidas por S/. 7.2 millones y pérdida por ajuste por inflación del balance general por S/. 7.9 millones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2005 y 2004 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del tercer trimestre del 2005 ascendió a S/. 8.5 millones en comparación con S/. 7.1 millones del mismo período del año anterior, un incremento de 19.6%, explicado por un incremento de la utilidad bruta y de los ingresos financieros, lo cual permitió cubrir la pérdida por diferencia de cambio, el aumento de los gastos de administración y ventas, el incremento de los gastos financieros y el aumento de otros egresos, así como incrementar la utilidad neta en S/. 1.4 millones en relación con la obtenida en el mismo periodo del año anterior. Cabe resaltar que la utilidad antes de Resultado por Exposición la Inflación del 3T 2005 ascendió a S/. 22.7 millones en comparación con S/.3.5 millones del mismo período del año anterior, lo cual significa un incremento de 547%, explicado básicamente por un incremento muy significativo de la utilidad en operaciones.

ANALISIS DEL BALANCE GENERAL

Al 30-09-05, el total de pasivos ascendió a S/. 553.5 millones en comparación con S/. 464.4 millones al 30-09-04, un incremento de S/. 89.0 millones. Por otra parte, el total de activos al 30-09-05 ascendió a S/. 862.9 millones en comparación con S/. 759.8 millones al 30-09-04, un incremento neto de S/. 103.1 millones. Las principales variaciones de las cuentas del activo que explican este crecimiento son las siguientes:

Ferreyros S.A.A.

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 119.0 millones, como consecuencia de: i) aumento de S/. 85.4 millones por mayores ventas, ii) aumento de S/.40.6 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Comerciales; y iii) disminución de S/. 7.0 millones por incremento de la provisión para cobranza dudosa.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 44.4 millones, que se explica por: i) una disminución de S/. 40.6 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; ii) disminución de S/. 2.7 millones por aumento de la provisión para cuentas de cobranza dudosa; y iii) otras disminuciones netas por S/. 1.1 millones

c) Aumento neto de Existencias por S/. 56.2 millones debido a: i) aumento neto de S/.66.9 millones por compras efectuadas en el período para atender el incremento del volumen de ventas; ii) aumento neto de S/. 2.8 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 14.8 millones por incremento de la provisión para desvalorización de existencias; y v) otros aumentos por S/. 1.3 millones.

d) Disminución neta del Activo Fijo por S/. 3.7 millones, que se explica por las siguientes operaciones: i) aumento de S/. 25.6 millones por compras de equipos de alquiler; ii) disminución neta de S/. 2.8 millones por transferencia de equipo de alquiler del activo fijo al inventario; iii) disminución de S/.36.3 millones por aumento de la depreciación acumulada; iv) aumento de S/. 16.3 millones por compras de otros activos fijos; v) disminución de S/. 6.0 millones por aumento de la provisión para desvalorización de activo fijo; y vi) otras disminuciones netas por S/. 0.5 millones.

e) Disminución neta de Inversiones en Valores por S/. 26.0 millones debido a las siguientes operaciones: i) disminución de S/. 23.2 millones por liquidación de una inversión en un patrimonio fideicometido; y ii) otras disminuciones por S/. 2.8 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-09-05 es de 1.49, ligeramente superior que el ratio corriente de 1.47 al 30-09-04..

El ratio de apalancamiento financiero al 30-09-05 es 1.65 en comparación con 1.46 al 30-09-04.

La conformación de las obligaciones de la Compañía al 30 de septiembre 2005 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A. Y SUBSIDIARIAS

ANEXO 1

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Estado de Ganancias y Pérdidas
(En miles de soles)

	3T 05	%	2T 05	%	3T 04	%	3T 05/ 2T 05 %	3T 05/ 3T 04 %	Acumulado al 30-09-05	%	Acumulado al 30-09-04	%	Variación %
Ventas Netas	302,698	100.0	276,925	100.0	204,092	100.0	9.3	48.3	811,074	100.0	714,609	100.0	13.5
Costo de Ventas	-231,843	-76.6	-216,028	-78.0	-157,688	-77.3	7.3	47.0	-625,006	-77.1	-554,507	-77.6	12.7
Utilidad en ventas	**70,855**	**23.4**	**60,897**	**22.0**	**46,404**	**22.7**	**16.4**	**52.7**	**186,068**	**22.9**	**160,102**	**22.4**	**16.2**
Otros ingresos operacionales	0	-	0	-	0	0.0				0.0	0	0.0	
Utilidad Bruta	**70,855**	**23.4**	**60,897**	**22.0**	**46,404**	**22.7**	**16.4**	**52.7**	**186,068**	**22.9**	**160,102**	**22.4**	**16.2**
Gastos de Venta y Administración	-42,900	-14.2	-44,397	-16.0	-37,775	-18.5	-3.4	13.6	-128,902	-15.9	-123,959	-17.3	4.0
Utilidad en operaciones	**27,955**	**9.2**	**16,500**	**6.0**	**8,630**	**4.2**	**69.4**	**223.9**	**57,166**	**7.0**	**36,143**	**5.1**	**58.2**
Ingresos Financieros	7,392	2.4	6,244	2.3	4,083	2.0	18.4	81.0	19,071	2.4	15,730	2.2	21.2
Gastos Financieros	-9,022	-3.0	-7,963	-2.9	-7,788	-3.8	13.3	15.8	-24,568	-3.0	-22,449	-3.1	9.4
Otros Ingresos (Egresos), neto	-3,616	-1.2	-4,066	-1.5	-1,416	-0.7	-11.1	155.3	-11,722	-1.4	-5,711	-0.8	105.3
Utilidad antes de Resultado por exposición a la inflación	**22,708**	**7.5**	**10,715**	**3.9**	**3,508**	**1.7**	**111.9**	**547.4**	**39,946**	**4.9**	**23,713**	**3.3**	**68.5**
Ganancia (Pérdida) por Exposición a la Inflación	-6,920	-2.3	1,003	0.4	8,626	4.2	-790.0	-180.2	-4,266	-0.5	16,658	2.3	-125.6
Utilidad antes de Participaciones e Impuesto a la Renta	**15,789**	**5.2**	**11,718**	**4.2**	**12,134**	**5.9**	**34.7**	**30.1**	**35,679**	**4.4**	**40,371**	**5.6**	**-11.6**
Participaciones	-1,599	-0.5	-1,247	-0.5	-1,102	-0.5	28.3	45.1	-3,702	-0.5	-3,748	-0.5	-1.2
Utilidad antes de Impuesto a la Renta	**14,189**	**4.7**	**10,471**	**3.8**	**11,031**	**5.4**	**35.5**	**28.6**	**31,977**	**3.9**	**36,623**	**5.1**	**-12.7**
Impuesto a la Renta	-5,651	-1.9	-4,567	-1.6	-3,895	-1.9	23.7	45.1	-13,361	-1.6	-13,350	-1.9	0.1
Utilidad neta	**8,538**	**2.8**	**5,904**	**2.1**	**7,137**	**3.5**	**44.6**	**19.6**	**18,615**	**2.3**	**23,273**	**3.3**	**-20.0**

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General (Expresado en miles de nuevos soles)

			Variación %
	30-sep-05	**30-sep-04**	**30-sep-05 30-sep-04**
Caja y bancos	38,256	35,983	6.3
Cuentas por cobrar comerciales	236,128	113,066	108.8
Inventarios	250,155	193,936	29.0
Otras cuentas por cobrar	31,449	75,607	-58.4
Gastos pagados por anticipado	5,821	5,710	1.9
Activo Corriente	**561,809**	**424,302**	32.4
Cuentas por cobrar comerciales a largo plazo	28,105	32,165	-12.6
Inmueble, maquinaria y equipo			
Equipo de alquiler	90,152	81,246	11.0
Otros activos fijos	365,926	353,012	3.7
	456,078	434,258	5.0
Depreciación acumulada	-211,527	-185,998	13.7
Inmueble, maquinaria y equipo, neto	244,551	248,260	-1.5
Inversiones	18,948	45,026	-57.9
Otros activos no corrientes	9,577	10,082	-5.0
Activo no Corriente	301,181	335,533	-10.2
Total Activo	**862,990**	**759,835**	13.6
Deuda de corto plazo	130,708	248,100	-47.3
Otros pasivos corrientes	246,397	40,351	510.6
Pasivo corriente	**377,105**	**288,451**	30.7
Deuda de largo plazo	176,409	175,978	0.2
Total Pasivo	**553,514**	**464,429**	19.2
Ganancias diferidas	9,705	6,547	48.2
Impuesto a la renta diferido			
Patrimonio	**299,771**	**288,859**	3.8
Total Pasivo y Patrimonio	**862,990**	**759,835**	13.6
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	27,974	27,144	
UAIDA	**92,488**	**73,306**	
Ratios Financieros			
Ratio corriente	1.49	1.47	
Apalancamiento Financiero	1.65	1.46	
Valor contable por acción	1.24	1.33	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División ... oría

Ventas netas por Area de Operaciones
(En miles de soles)

	3T 05	%	2T 05	%	3T 04	%	3T 05/ 2T 05 %	3T 05/ 3T 04 %	Acumulado al 30-9-2005	%	Acumulado al 30-9-2004	%	Variación %
Caterpillar:													
Gran minería	33,312	11.0	46,805	16.9	3,411	1.7	-28.8	876.6	113,012	13.9	117,170	16.4	-3.5
Otros	70,023	23.1	47,870	17.3	25,744	12.6	46.3	172.0	150,781	18.6	73,754	10.3	104.4
	103,335	34.1	94,675	34.2	29,155	14.3	9.1	254.4	263,793	32.5	190,924	26.7	38.2
Equipos agrícolas	7,350	2.4	9,019	3.3	8,743	4.3	-18.5	-15.9	24,841	3.1	24,449	3.4	1.6
Automotriz	7,375	2.4	7,504	2.7	5,428	2.7	-1.7	35.9	22,102	2.7	12,803	1.8	72.6
Unidades usadas	6,938	2.3	12,556	4.5	13,752	6.7	-44.7	-49.5	29,336	3.6	32,593	4.6	-10.0
	124,998	41.3	123,754	44.7	57,078	28.0	1.0	119.0	340,072	41.9	260,769	36.5	30.4
Repuestos y servicios	155,750	51.5	130,589	47.2	124,340	60.9	19.3	25.3	408,299	50.3	393,789	55.1	3.7
Alquileres	4,802	1.6	3,976	1.4	5,720	2.8	20.8	-16.0	11,891	1.5	17,030	2.4	-30.2
Otras ventas de subsidiarias	17,148	5.7	18,605	6.7	16,953	8.3	-7.8	1.2	50,812	6.3	43,008	6.0	18.1
Total	302,698	100.0	276,925	100.0	204,092	100.0	9.3	48.3	811,074	100.0	714,596	100.0	13.5

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-09-2005
Minería	66.4%
Construccion	12.9%
Agricultura	4.4%
Pesca	3.0%
Hidrocarburos	2.9%
Industria	2.7%
Transporte	2.5%
Gobierno	1.4%
Otros	3.8%
Total	100.0%

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del Pasivo al 30 de septiembre del 2005
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	38,055	28,328	2,827	6,900
Papeles Comerciales	-			
Proveedores:				
Caterpillar	24,524	24,524		
Otros	14,552	14,427	125	
Bonos corporativos	45,000		15,000	30,000
Caterpillar Financial Services	25,375		9,525	15,850
Otros pasivos	18,090	18,090		
Total	165,596	85,369	27,477	52,750

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2005	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Trimestre	Trimestre Especifico
30 de Setiemt	**1 de Julio**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Setiembre del año 2005 y 31 de Diciembre del año 2004
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 30 de Setiembre 2005	Al 31 de Diciembre 2004
	Activo Corriente			
D0101	Caja y Bancos	0	38,256	31,802
D0102	Valores Negociables (neto de provisión acumulada)	0		
D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	236,128	123,295
D0104	Cuentas por Cobrar a Vinculadas	0		
D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)	0	31,449	70,113
D0106	Existencias (neto de provisión acumulada)	3	250,155	238,738
D0108	Activos por Instrumentos Financieros Derivados	0		
D0107	Gastos Pagados por Anticipado	0	5,821	5,459
)01ST	**Total Activo Corriente**		**561,809**	**469,407**
	Activo No Corriente			
D0201	Cuentas por cobrar comerciales a largo plazo	2	28,105	33,204
D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0		
D0203	Otras Cuentas por Cobrar a Largo Plazo	0		
D0209	Existencias	0		
D0204	Inversiones Permanentes (neto de provisión acumulada)	0	18,948	19,616
D0210	Activos por Instrumentos Financieros Derivados	0		
D0211	Inversiones en Inmuebles	0		
D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	244,551	253,306
D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	0		
)0207	Impuesto a la Renta y Participaciones Diferidos Activo	0	8,567	7,048
)0212	Crédito Mercantil	0		
)0208	Otros Activos	0	1,010	1,186
)02ST	**Total Activo No Corriente**		**301,181**	**314,360**
)020T	**TOTAL ACTIVO**		**862,990**	**783,767**

Pasivo y Patrimonio	Notas	Al 30 de Setiembre 2005	Al 31 de Diciembre 2004	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	731	1,278	1D0306
Préstamos Bancarios	0	93,247	33,844	1D0307
Cuentas por Pagar Comerciales	0	130,708	141,095	1D0302
Cuentas por Pagar a Vinculadas	0			1D0303
Otras Cuentas por Pagar	0	60,511	48,863	1D0304
Parte Corriente de las Deudas a Largo Plazo	0	91,908	77,395	1D0305
Pasivos por Instrumentos Financieros Derivados	0			1D0308
Total Pasivo Corriente		**377,105**	**302,475**	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	0	176,046	184,162	1D0401
Cuentas por pagar a vinculadas	0			1D0402
Pasivos por Instrumentos Financieros Derivados	0			1D0405
Ingresos Diferidos (netos)	0	10,068	3,985	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0			1D0404
Total Pasivo No Corriente		**186,114**	**188,147**	1D04ST
Total Pasivo		**563,219**	**490,622**	1D040T
Contingencias	0			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	6	266,178	251,550	1D0701
Capital adicional	0			1D0702
Acciones de Inversión	0			1D0703
Resultados no realizados	0			1D0708
Excedente de Revaluación	0	8,708	10,267	1D0704
Reservas Legales	0	10,073	7,317	1D0705
Otras Reservas	0			1D0706
Resultados Acumulados	6	14,812	24,011	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0			1D0709
Total Patrimonio Neto		**299,771**	**293,145**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**862,990**	**783,767**	1D070T

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1991

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2005 y 2004
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2005	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2004	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2004
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	0	275,036	200,080	779,098	707,026
2D0102	Otros Ingresos Operacionales	0	3,061	521	3,642	817
2D01ST	**Total de Ingresos Brutos**		**278,097**	**200,601**	**782,740**	**707,843**
2D0201	Costo de Ventas (Operacionales)	0	-207,242	-154,197	-596,672	-547,740
2D0202	Otros costos operacionales	0	0	0	0	0
2D0203	**Total Costos Operacionales**		-207,242	-154,197	-596,672	-547,740
2D02ST	**Utilidad Bruta**		**70,855**	**46,404**	**186,068**	**160,103**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-24,424	-21,532	-75,186	-75,615
2D0301	Gastos de Administración	0	-18,476	-16,243	-53,716	-48,344
2D0303	Provisión por perdidas por desvalorización de activos	0	0	0	0	0
2D03ST	**Utilidad Operativa**		**27,955**	**8,629**	**57,166**	**36,144**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	4,737	4,083	19,071	15,730
2D0402	Gastos Financieros	0	-13,288	-7,788	-28,837	-22,449
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0				
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0				
2D0403	Otros Ingresos	0				
2D0404	Otros Gastos	0	-3,616	-1,417	-11,722	-5,712
2D0408	Efecto acumulado por cambios en las políticas contables	0				
2D0405	Resultado por Exposición a la Inflación	0	0	8,627	0	16,658
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**15,788**	**12,134**	**35,678**	**40,371**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-1,599	-1,102	-3,702	-3,748
2D0502	Impuesto a la Renta corriente y diferido	0	-5,651	-3,895	-13,361	-13,350
2D05ST	**Resultado antes de Gastos Extraordinarios**		**8,538**	**7,137**	**18,615**	**23,273**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
2D06ST	**Resultado antes de Interes Minoritario**		**8,538**	**7,137**	**18,615**	**23,273**
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**8,538**	**7,137**	**18,615**	**23,273**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**8,538**	**7,137**	**18,615**	**23,273**
2D0901	Utilidad (pérdida) básica por acción común	8	0.035000	0.029000	0.077000	0.096000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2005 al 30 de Setiembre de 2005	Del 1 de Enero de 2004 al 30 de Setiembre de 2004
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales	0	699,476	682,827
3D0110	Honorarios y comisiones	0	2,945	992
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0	6,678	7,410
3D0111	Dividendos (no incluidos en la actividad de inversión)	0		
3D0112	Regalías	0		
3D0104	Otros cobros de efectivo relativos a la actividad	0	10,888	4,966
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-675,699	-582,283
3D0105	Remuneraciones y beneficios sociales	0	-94,875	-78,502
3D0106	Tributos	0	-12,749	-18,641
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0		
3D0113	Regalías	0		
3D0108	Otros Pagos de efectivo relativos a la actividad	0		-5,712
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**-63,336**	**11,057**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0		
3D0209	Prestamos a vinculadas	0		
3D0202	Venta de inmuebles, maquinaria y equipo	0	6,913	1,831
3D0203	Venta de activos intangibles	0		
3D0210	Intereses y rendimientos	0		
3D0211	Dividendos	0	4,886	1,808
3D0204	Otros cobros de efectivo relativos a la actividad	0	1,261	1,373
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0	-61	-183
3D0212	Prestamos otorgados a vinculadas	0		
3D0206	Compra de inmuebles, maquinaria y equipo	0	-8,672	-8,636
3D0207	Compra y desarrollo de activos intangibles	0		-149
3D0208	Otros pagos de efectivo relativos a la actividad	0		
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**4,327**	**-3,956**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0		
3D0308	Aumento de prestamos bancarios	0		
3D0301	Emisión de acciones o nuevos aportes	0		
3D0309	Venta de acciones en tesorería	0		
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	233,086	92,419
3D0303	Otros cobros de efectivo relativos a la actividad	0	35,322	547
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0		-66
3D0313	Amortización o pago de préstamos bancarios	0		
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-163,949	-92,230
3D0310	Recompra de acciones propias (acciones en tesorería)	0		
3D0311	Intereses y rendimientos	0	-24,394	-22,804
3D0305	Dividendos	0	-11,986	-9,128
3D0306	Otros pagos de efectivo relativos a la actividad.	0	-2,616	
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**65,463**	**-31,262**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**6,454**	**-24,161**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	31,802	43,486
3D0403	Resultado por Exposición a la Inflación	0	0	16,658
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**38,256**	**35,983**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2005 al 30 de Setiembre de 2005	Del 1 de Enero de 2004 al 30 de Setiembre de 2004
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio	0	18,615	23,273
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0609	Provisión de cuentas de cobranza dudosa	0	4,748	14,308
3D0610	Provisión por desvalorización de existencias	0	8,363	10,343
3D0611	Provisión por fluctuación del valor de los valores e inversiones	0		604
3D0612	Depreciación del ejercicio	0	27,974	27,087
3D0613	Provisión por pérdida en el valor de uso de los activos	0		
3D0614	Amortización y castigo de activos intangibles	0		57
3D0615	Provisión para protección del medio ambiente	0		
3D0616	Amortización de otros activos	0		
3D0604	Provisiones diversas	0	19,311	7,902
3D0606	Pérdida en venta de valores e inversiones permanentes	0		
3D0617	Pérdida en venta de inversiones en inmuebles	0		
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	0		
3D0618	Pérdida en venta de activos intangibles	0		
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	0		
3D0621	Efecto acumulado por cambios en las políticas contables	0		
3D0607	Pérdida por activos monetarios no corrientes	0		
3D0608	Otros	0	15,323	20,403
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio	0		
3D0703	Utilidad en venta de valores e inversiones permanentes	0		
3D0706	Utilidad en venta de inversiones en inmuebles	0		
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	0	-4,081	-547
3D0707	Utilidad en venta de activos intangibles	0		
3D0704	Resultado por Exposición a la Inflación	0	0	-16,658
3D0708	Impuesto a la renta y participación de los trabajadores diferidos	0	-898	-1,859
3D0705	Ganancia por pasivos monetarios no corrientes	0		
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
3D0710	Efecto acumulado por cambios en las políticas contables	0		
3D0711	Otros	0	-105	-6,862
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-100,156	-43,152
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0		
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	0	-3,668	6,212
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0		
3D0804	(Aumento) Disminución en Existencias	0	-36,042	49,619
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	0	-86	-1,157
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-15,658	-73,150
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0		
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	0	3,024	-5,366
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0		
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		-63,336	11,057
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores	0	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
3D0903	Compensación de pasivos corrientes	0	0	0
3D0904	Compensación de pasivos no corrientes	0	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0	0
3D0906	Revaluación de activos	0	0	0
3D0907	Aportes de capital en bienes	0	0	0

FERREYROS S.A.A.

FERREYROS S.A.A.

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
4D0101	**Saldos al 1ero. de enero de 2004**	241,281	0	0	0	10,926	5,188	0	17,508	0	274,903
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,317	0	-9,317
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0114	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0109	10. Capitalización de partidas patrimoniales	9,610	0	0	0	0	0	0	-9,610	0	0
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	23,273	0	23,273
4D0116	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	659	0	0	0	-659	2,129	0	-2,130	0	-1
4D01ST	**Saldos al 30 de Setiembre de 2004**	**251,550**	**0**	**0**	**0**	**10,267**	**7,317**	**0**	**19,724**	**0**	**288,858**
4D0201	**Saldos al 1ero. de enero de 2005**	251,550	0	0	0	10,267	7,317	0	24,011	0	**293,145**
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0204	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-11,990	0	-11,990
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0214	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0209	10. Capitalización de partidas patrimoniales	14,628	0	0	0	-1,559	2,756	0	-15,824	0	1
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	18,615	0	18,615
4D0216	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
4D02ST	**Saldos al 30 de Setiembre de 2005**	**266,178**	**0**	**0**	**0**	**8,708**	**10,073**	**0**	**14,812**	**0**	**299,771**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

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CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2005
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	241980000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	78055
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	16662
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	710
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	250517
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	28894
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

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CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19815

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Setiembre	Al 31 de Diciembre
Total Activo **IGUAL a:**	862,990	783,767
- Total Pasivo+Patrimonio	862,990	783,767
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2005	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2004	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	779,098		707,026	
Otros Ingresos Operacionales	3,642		817	
Ingresos Financieros	19,071		15,730	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-596,672		-547,740	
Otros costos operacionales	0		0	
Gastos de Administración	-53,716		-48,344	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-75,186		-75,615	
Gastos Financieros	-28,837		-22,449	
Otros Gastos	-11,722		-5,712	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresion a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	251,550	0	0	0	10,267	7,317	0	24,011	0
Saldos del Balance General del periodo anterior	251,550	0	0	0	10,267	7,317	0	24,011	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	266,178	0	0	0	8,708	10,073	0	14,812	0
Saldos del Balance General del periodo actual	266,178	0	0	0	8,708	10,073	0	14,812	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2004
Utilidad (Perdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	18,615	23,273
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	18,615	23,273
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual **IGUAL a:**	31,802
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	31,802
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	38,256
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	38,256
Consistencia :==>	

Conciliacion del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operacion	Del 1 de Enero de 2005 al 30 de Setiembre de 2005	Del 1 de Enero de 2004 al 30 de Setiembre de 2004
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	18,615	23,273
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	18,615	23,273
Consistencia: ==>		
	Del 1 de Enero de 2005 al 30 de Setiembre de 2005	Del 1 de Enero de 2004 al 30 de Setiembre de 2004
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	-63,336	11,057
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	-63,336	11,057
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS POR EL AÑO TERMINADO EL 30 DE SEPTIEMBRE DEL 2005.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú que corresponden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de resoluciones emitidas por el Consejo Normativo de Contabilidad.

Ajuste de los estados financieros para reconocer los efectos de la inflación

A través dela Resolución N° 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 son considerados como los saldos iniciales al 1° de enero del 2005. Este tratamiento también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

	30-09-05		31-12-04	
	Corriente	Largo Plazo	Corriente	Largo Plazo
	(En miles de soles)			
Facturas y letras	323,615	32,579	212,577	37,457
Intereses diferidos	(9,432)	(4,474)	(7,433)	(4,253)
Provisión para cuentas de cobranza dudosa	(78,055)		(81,849)	
	236,128	28,105	123,295	33,204

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VICTOR ASTETE PALMA
Gerente División Contraloría

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CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

3) EXISTENCIAS

Este rubro comprende :

	30-9-05	31-12-04
	(En miles de soles)	
Máquinas, motores y automotores	104,576	98,732
Repuestos	88,464	70,722
Servicios de taller en proceso	18,417	25,063
Mercaderias	12,436	12,301
Productos en proceso	4,370	2,883
Materias primas y material de empaque	4,769	4,750
Existencias por recibir	33,785	38,711
	266,817	253,162
Provisión para desvalorización de existencias	(16,662)	(14,424)
	250,155	238,738

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30-9-05	30-9-04
	(En miles de soles)	
Saldo Inicial	14,424	13,992
Adiciones del período	8,363	10,343
Aplicaciones por ventas	(6,125)	(6,233)
Otros cambios		(2,220)
Saldo final	16,662	15,882

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VICTOR ASTETE PALMA
Gerente División Contraloría

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CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Trans.	Otros Cambios	Saldos Finales
Costo -	(expresado en miles de soles)					
Terrenos	52,263	-	(26)	-	-	52,237
Edificios y otras construcciones	96,365	721	(156)	-	-	96,930
Instalaciones	20,142	581	-	882	-	21,605
Maquinaria y Equipo	142,924	3,562	(5,211)	5,050	(42)	146,283
Maquinaria y Equipo-						
Flota de Alquiler	85,640	18,501	(1,511)	(12,478)	-	90,152
Unidades de Transporte	8,729	1,630	(810)	(107)	-	9,442
Muebles y Enseres	34,315	1,472	(97)	(151)	(16)	35,523
Trabajos en Curso	3,434	2,426	(1,064)	(889)	-	3,907
	443,813	28,894	(8,874)	(7,693)	(58)	456,080
Depreciación Acumulada -						
Edificios y otras construcciones	30,216	2,072	(26)	-	-	32,262
Instalaciones	11,824	970	-	-	-	12,794
Maquinaria y Equipo	93,974	12,446	(1,998)	23	65	104,511
Maquinaria y Equipo-						
Flota de Alquiler	20,535	9,916	(101)	(9,992)	156	20,514
Unidades de Transporte	7,561	509	(843)	(106)	-	7,121
Muebles y Enseres	26,396	2,061	(78)	(19)	-	28,360
	190,507	27,974	(3,046)	(10,094)	221	205,562
	253,306					250,517
Provisión para desvalorización						
de inmueble	0	(5,966)				(5,966)
Costo neto	253,306					244,551

5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/. 18.0 millones.

6) PATRIMONIO

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó aumentar el capital social por S/.26.4 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

El capital autorizado, suscrito y pagado asciende a S/.266,178,000, formalizado mediante escritura pública y representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

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CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) **CONTINGENCIAS Y COMPROMISOS**

Al 30 de septiembre del 2005, la Compañía tiene las siguientes contingencias :

a) En abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.5 millones, incluidos multas e intereses, sobre las cuales la Compañía presentó un recurso de apelación al Tribunal Fiscal.

b) La Compañía mantiene en proceso de reclamación, juicios por US$ 1.6 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 30 de septiembre del 2005, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 9.8 millones y US$ 5.6 millones, que garantizan operaciones de crédito de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.0 millones, que garantizan transacciones diversas.

8) **UTILIDAD POR ACCION**

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-09-05	30-09-04	30-09-05	30-09-04
Utilidad neta	S/.	8,538,000	7,137,000	18,615,000	23,273,000
Promedio ponderado de acciones comunes en circulación		241,980,000	241,980,000	241,980,000	241,980,000
Utilidad básica por acción	S/.	0.035	0.029	0.077	0.096

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VICTOR ASTETE PALMA
Gerente División Contraloría

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La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

9) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de septiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-09-05	30-09-04
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinaria y equipo	29,778	25,999
Transferencias de inmuebles, maquinaria y equipo a existencias	44,506	28,408

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 10915